Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: July 17, 2014

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                   Name and Address of Company

HudBay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.                   Date of Material Change

July 16, 2014

Item 3.                   News Release

Hudbay issued a news release with respect to the material change referred to in this report on July 17, 2014. The news release was disseminated through the newswire services of Marketwired. Copies of the news release are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.                   Summary of Material Change

On July 17, 2014, Hudbay and Augusta Resource Corporation (“Augusta”) announced that Hudbay has taken up 116,233,761 common shares (“Augusta Shares”) of Augusta that were validly deposited under Hudbay’s offer to acquire all of the outstanding Augusta Shares not already owned by Hudbay. The Augusta Shares taken up under the offer, together with those already owned by Hudbay, represent approximately 92% of the issued and outstanding Augusta Shares.

Item 5.                   Full Description of Material Change

On July 17, 2014, Hudbay and Augusta announced that all of the conditions to Hudbay’s offer to acquire all of the outstanding Augusta Shares not already owned by Hudbay or its affiliates for consideration per Augusta Share of 0.315 of a common share of Hudbay and 0.17 of a warrant to acquire a common share of Hudbay (the “Offer”) have been satisfied (including that Augusta’s shareholder rights plan be terminated) and that Hudbay has taken up 116,233,761 Augusta Shares that were validly deposited under, and not properly withdrawn from, the Offer prior to 5:00 p.m. (Toronto time) on July 16, 2014. Payment for such Augusta Shares will be made in accordance with the Offer.  The Augusta Shares taken up under the Offer, together with those already owned by Hudbay, represent approximately 92% of the issued and outstanding Augusta Shares.

The initial offering period under the Offer, which was extended until July 16, 2014, is now closed. Hudbay has extended the Offer until 5:00 p.m. (Toronto time) on July 29, 2014 to enable Augusta shareholders who have not yet tendered their Augusta Shares to accept the Offer. The extension constitutes a “subsequent offering period” under U.S. securities laws.

The full details of the Offer are set out in the takeover bid circular, notices of variation and extension, the notice of change, and the notice of extension (collectively the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities.  Hudbay also has filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”).  This filing is not a substitute for the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES

ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER.  Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com.  Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Item 6.                   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                   Omitted Information

Not applicable.

Item 8.                   Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President, Legal and Corporate Secretary
416-362-2576

Item 9.                   Date of Report

July 17, 2014

Important Notice

This report does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.